Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated January 7, 2026

Registration No. 333-271553

Pricing Term Sheet

T-MOBILE USA, INC.

$2,000,000,000

5.000% Senior Notes due 2036 (the “2036 Notes”)

5.850% Senior Notes due 2056 (the “2056 Notes” and, together with the 2036 Notes, the “Notes”)

Pricing Supplement, dated January 7, 2026, to Preliminary Prospectus Supplement, dated January 7, 2026 (the “Preliminary Prospectus Supplement”), of T-Mobile USA, Inc. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

	2036 Notes	2056 Notes

Principal Amount:	$1,150,000,000	$850,000,000

Title of Securities:	5.000% Senior Notes due 2036	5.850% Senior Notes due 2056

Final Maturity Date:	February 15, 2036	February 15, 2056

Public Offering Price:	99.915% of principal amount, plus accrued and unpaid interest, if any, from January 12, 2026	99.991% of principal amount, plus accrued and unpaid interest, if any, from January 12, 2026

Coupon:	5.000%	5.850%

Yield-to-Maturity:	5.010%	5.850%

Spread over Reference Treasury:	+87 bps	+103 bps

Reference Treasury:	4.000% UST due November 15, 2035	4.750% UST due August 15, 2055

Reference Treasury Yield:	4.140%	4.820%

Gross Proceeds Before Expenses:	$1,149,022,500	$849,923,500

Net Proceeds Before Expenses:	$1,144,710,000	$843,973,500

CUSIP/ISIN Numbers:	CUSIP: 87264A DZ5 ISIN: US87264ADZ57	CUSIP: 87264A EA9 ISIN: US87264AEA97

Terms Applicable to All Notes

Issuer:	T-Mobile USA, Inc., a Delaware corporation

Optional Redemption:

Prior to the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; and

(ii)  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that such Notes matured on their applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points in the case of the 2036 Notes and 20 basis points in the case of the 2056 Notes less (b) unpaid interest accrued to the date of redemption (any excess of the amount described in this bullet point over the amount described in the immediately preceding bullet point, the “Make-Whole Premium”);

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

“Par Call Date” with respect to the applicable Series means:

Series	Par Call Date
2036 Notes	November 15, 2035
2056 Notes	August 15, 2055

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2026 in the case of the 2036 Notes February 15 and August 15, commencing August 15, 2026 in the case of the 2056 Notes

Record Dates:	February 1 and August 1 in the case of the 2036 Notes February 1 and August 1 in the case of the 2056 Notes

Underwriters:

Joint Book-Running Managers:

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

UBS Securities LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

ING Financial Markets LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

NatWest Markets Securities Inc.

PNC Capital Markets LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Manager:

CIBC World Markets Corp.

Trade Date:	January 7, 2026

Settlement Date:

January 12, 2026 (T+3)

We expect that delivery of the Notes will be made to investors on or about January 12, 2026, which will be the third business day following the date of this pricing supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Form of Offering:	SEC Registered (Registration No. 333-271553)

Denominations:	$2,000 and integral multiples of $1,000

The Issuer has filed a registration statement (Registration No. 333-271553) (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Deutsche Bank Securities Inc., 1 Columbus Circle, New York, NY 10019 by

telephone at +1 (800) 503-4611 or by email at prospectus.CPDG@db.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; RBC Capital Markets, LLC, Attention: Syndicate Operations, 200 Vesey Street, 8th Floor, New York, NY 10281, by telephone at +1 (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com; or UBS Securities LLC, 11 Madison Avenue, New York, New York 10010, Attention: Prospectus Department, by telephone at (833) 481-0269.

No PRIIPs KID: Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No PRIIPs key information document (“KID”) has been prepared as not available to retail in EEA or the United Kingdom.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another communication system.